                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Meeting of the New Board of Directors of Telecom Italia

GABRIELE GALATERI AND FRANCO BERNABÈ confirmed as chairman and CHIEF EXECUTIVE OFFICER

INTERNAL COMMITTEES RENEWED

Milan, 15 April 2008

The Board of Directors of Telecom Italia met today, April 15, 2008, after the renewal decided by the general shareholders meeting.

The Board of Directors reconfirmed the existing appointments of Gabriele Galateri di Genola and Franco Bernabé as Chairman and Chief Executive Officer, respectively, with their existing attributions and responsibilities.

In addition to the legal representation of the Company, the Chairman shall thus have the following attributions:

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supervising the elaboration of strategic, industrial and financial plans, as well as their execution and development;

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supervision of the definition of organizational structures;

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supervision of the economic and financial performance;

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responsibility for monitoring the process of examining and defining the internal control guidelines;

The Chairman shall also be responsible for organizing the coordination of the General Counsel and Corporate and Legal Affairs and Public Affairs functions, as well as of Telecom Italia Audit and Compliance Services S.c.a r.l.

In addition to the legal representation of the Company, the CEO shall be responsible for the overall governance of the Company and Group, and in particular:

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for defining, proposing to the Board of Directors, and hence implementing and developing strategic, industrial and financial plans;

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for the definition of organizational structures;

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for all of the organizational responsibilities for guaranteeing the management and development of the business, through the coordination of the organizational links not attributed to the Chairman.

The Board of Directors then made some amendments to the Company’s Corporate Governance Code (in the process of publication in the new version on the website www.telecomitalia.it), with particular reference to the coordination of the internal committees.

The Strategy Committee has been replaced by an Executive Committee, with the task of following the evolution of the management of the Company and of the Group, approving the organizational macrostructures of the Company and expressing an opinion to the Board on the budget and strategic, industrial and financial plans of the Company and the Group.

Further, the Board of Directors took stock of the confirmation of the commitment taken by board members Alierta and Linares with regard to matters concerning the Brazilian telecommunications market or markets with situations similar to those existing in Brazil. Therefore, these board members will not participate in either discussions or votes in the Executive Committee (as well as the Board of Directors), when proposals or matters regarding the activities of Telecom Italia or its subsidiaries in the Brazilian and Argentine telecommunications markets are examined.

The Remuneration Committee becomes the Appointment and Remuneration Committee, adding to its existing attributions that of proposing candidates for the Board of Directors in the event of replacement of an independent board member.

With regard to the composition, while the Executive Committee consists of the Executive Directors (Chairman and CEO) and of non-executive directors, with the Chairman of the Committee being the Chairman of the Board of Directors, the remaining committees are composed of a non-executive and mainly independent directors, among which at least one Board Member is drawn from a minority list.

Further modifications to the Corporate Governance Code are aimed at coordinating the document (which was last updated in March 2007) with the most recently adopted corporate governance solutions. In particular, in the new Corporate Governance Code:

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  operations are identified which have a notable impact on the business of the Company and the Group and are subject to prior approval by the Board of Directors (criteria adopted in November 2007);

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  express reference is introduced to the regulations governing the position of the manager in charge of Telecom Italia S.p.A. financial reporting (regulation approved in November 2007);

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  provisions for transactions with related parties shall be adapted to the new relevant rules of conduct (approved in March and in the process of operational implementation).

The Board of Directors in conclusion undertook to establish three Committees, respectively inviting the following to form part of these:

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  of the Executive Committee: Board members Gabriele Galateri - Chairman, Franco Bernabè - CEO, Roland Berger (independent), Julio Linares, Gaetano Micciché, Aldo Minucci, Gianni Mion, Renato Pagliaro;

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  of the Internal Control and Corporate Governance Committee: Board Members Paolo Baratta (independent taken from minority list), Elio Cosimo Catania (independent ), Jean Paul Fitoussi (independent), Aldo Minucci;

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  of the Appointment and Remuneration Committee: Board Members Elio Cosimo Catania (independent), Berardino Libonati, Luigi Zingales (independent taken from the minority list).

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The Board of Directors likewise verified the qualifications of its members (15 of them, of whom 5 meet the independence requirements established by the Finance Consolidation Law (TUF) and by the Corporate Governance Code of Borsa Italiana S.p.A.: Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi, Luigi Zingales) and the compatibility of the positions held by the same parties outside the Company with holding office as a director of Telecom Italia.

Telecom Italia Media Relations +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.it/investor_relations

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2008-2010 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 15th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager